SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Copel migrates to Level 2

Corporate Governance of B3

Companhia Paranaense de Energia – Copel (“Company”), a company that generates, transmits, distributes and sells energy, with shares listed on B3 S.A. – Brasil, Bolsa, Balcão (CPLE3, CPLE5, CPLE6, CPLE11), on NYSE (ELP) and on LATIBEX (XCOP, XCOPO, XCOPU), informs its shareholders and the market in general that, at the Extraordinary Shareholders' Meeting (“ESM"”) held on November 26, 2021, was approved the amendment to the Company's Bylaws allowing the migration to the "Level 2" of Corporate Governance of B3 S.A. - Brasil, Bolsa, Balcão (“B3”), as foreseen and already disclosed to the market through the Material Fact 16/21 and the Notice to the Market 41/21 of September 30, 2021 and October 14, 2021, respectively.

Thus, in line with Official Letter 588/2021-DIE sent by B3 on November26, 2021, the Company's shares and UNITs will start trading on Level 2 on December 1, 2021, inclusive.

Level 2 regulations include special corporate governance practices, such as (i) tag along of 100% for common and preferred shares, granting equitable treatment to the Company's shareholders; and (ii) voting rights for preferred shareholders in matters involving the transformation, merger, spin-off or merger of the Company; and (iii) use of the Market Arbitration Chamber - CAM of B3.

It is worth mentioning that the listing on Level 2 consolidates a cycle of strong improvements in corporate governance implemented by Copel in the past few years, especially:

•	Statutory guarantee of integral implementation of tariff adjustments ratified by the National Electric Energy Agency (ANEEL), which can only be amended or excluded if approved by the majority of preferred shareholders;
•	New Dividend Policy providing predictability, in line with financial stabillity;
•	Investment Policy with straightforward guidelines to guide the Company's sustainable growth;
•	Increase from 2 to 3 the number of members elected by the non-controlling shareholders in the Board of Directors (“BoD”);
•	3 statutory committees, of which:

o	Investment and Innovation Committee
o	Sustainable Development Committee
o	Minorities Committee
•	Addition of an independent external member to the Statutory Audit Committee;
•	BoD consists of 9 members, of which 7 members are currently independent;

Therefore, the beginning of trading of securities issued by Copel on Level 2 of the B3 listing consolidates the Company's position with high standards of corporate governance, strengthening the pillars for longevity, sustainable development of business, and the generation of value for shareholders.

Curitiba, November 29, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 29, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.